US SECURITIMISSION
WA... 03053061

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

Annual Audited Report
Form X-17A-5
Part III

Information Required of Broker and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

JUN 12 2003
DIVISION OF MARKET REGULATION

Sec File No. ~~8-41519~~ 8-53324

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Peyton, Chandler & Sullivan, Inc.

Firm ID No. 113517

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Sunrise Avenue
(No. and Street)

Roseville	California	95661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Reyheena Eidarous, Fin-Op — (949) 283-5591
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza Berger & Company, LLP
(Name – if individual, state last, first, middle)

5500 Trabuco Road, Suite 150	Irvine,	CA	92620
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in United States or any of its possessions

PROCESSED
AUG 11 2003
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

* Claims for exception form the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

OATH OR AFFIRMATION

I, Reyheena Eidarous, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Peyton, Chandler & Sullivan, Inc. (the "Company") as of December 31, 2002 and for the year then ended are true and correct. I further affirm that neither the Company nor any stockholder, officer or director has any proprietary interest in any account classified solely as that of a customer.



ANASTASIA KAZYAK
Commission # 1273510
Notary Public - California
Orange County
My Comm. Expires Aug 11, 2004

Notary Public

Signature

Fin-Op
Title

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SPIC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PEYTON, CHANDLER & SULLIVAN, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL
FOR THE YEAR ENDED
DECEMBER 31, 2002
AND
FOR THE PERIOD NOVEMBER 1, 2001
THROUGH DECEMBER 31, 2001

Table of Contents

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Peyton, Chandler & Sullivan, Inc.

We have audited the accompanying statements of financial condition of Peyton, Chandler & Sullivan, Inc., a California corporation (the Company) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2002 and the period from November 1, 2001 through December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peyton, Chandler & Sullivan, Inc. at December 31, 2002 and 2001 and the results of its operations and its cash flows for the year ended December 31, 2002 and the period from November 1, 2001 through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
June 6, 2003

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current assets:		
Cash	$ 9,511	$ 28,189
Accounts receivable, net of allowance for doubtful accounts of $14,500	15,656	-
Receivable from clearing broker	-	4,618
Commission advances	12,330	-
Securities owned (Note 3):		
Marketable securities	157	1,079
Prepaid expenses	2,209	3,200
Total current assets	39,863	37,086
Property and equipment, at cost, net of accumulated depreciation of $31,249 and $14,016, respectively (Note 4)	89,020	106,253
Deposits	51,013	51,013
Total assets	$ 179,896	$ 194,352

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Current liabilities:		
Accounts payable	$ 14,988	$ 8,586
Accrued liabilities	35,946	12,314
Total current liabilities	50,934	20,900
Commitments and contingent liabilities (Note 7)	-	-
Stockholders' equity:		
Preferred stock, no par value, 10,000,000 shares Authorized (Note 5):		
Series A, 88,144 shares issued and outstanding at December 31, 2002 and 2001	308,500	308,500
Series B, 80,000 and 0 shares issued and outstanding at December 31, 2002 and 2001, respectively	118,960	-
Common stock, no par value; 40,000,000 shares authorized, 18,280,085 shares issued and outstanding at December 31, 2002 and 2001	367,800	367,800
Accumulated deficit	(666,298)	(502,848)
Total stockholders' equity	128,962	173,452
Total liabilities and stockholders' equity	$ 179,896	$ 194,352

See independent auditors' report and accompanying notes

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF OPERATIONS

	For the year ended December 31, 2002	For the period from November 1, 2001 through December 31, 2001
Revenues:		
Commissions	$ 30,562	$ 5,000
Consulting	71,500	-
Other income	4,651	-
Total revenues	106,713	5,000
Expenses:		
Employee compensation and benefits	106,225	23,182
Bad debt expense	14,384	-
Commissions	15,250	4,313
Consulting expense	17,595	7,400
Fees and charges	18,083	3,386
Rent	17,600	3,200
Legal and professional fees	13,800	9,025
Communications	17,699	3,811
Auto	10,097	2,942
Depreciation	17,233	2,833
Travel	6,602	776
Office expense	5,390	5,073
Other	10,205	9,079
Total expenses	270,163	75,020
Loss before provision for income taxes	(163,450)	(70,020)
Provision for income taxes (Note 6)	-	-
Net loss	$ (163,450)	$ (70,020)

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FROM NOVEMBER 1, 2001 THROUGH DECEMBER 31, 2002

	Preferred Stock							
	Series A		Series B		Common Stock			
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Accumulated Deficit	Total
;e at November 1, 2001	88,144	$ 308,500	-	$ -	18,280,085	$ 367,800	$ (432,828)	$ 243,472
ss	-	-	-	-	-	-	(70,020)	(70,020)
;e at December 31, 2001	88,144	308,500	-	-	18,280,085	367,800	(502,848)	173,452
ce of preferred stock for	-	-	80,000	118,960	-	-	-	118,960
ss	-	-	-	-	-	-	(163,450)	(163,450)
ce at December 31, 2002	88,144	$ 308,500	80,000	$ 118,960	18,280,085	$ 367,800	$ (666,298)	$ 128,962

See independent auditors' report and accompanying notes

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2002	For the period from November 1, 2001 through December 31, 2001
Cash flows from operating activities:		
Net loss	$ (163,450)	$ (70,020)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	17,233	2,833
Unrealized loss (gain) on securities	922	(247)
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	(15,656)	-
Receivable from clearing broker	4,618	(4,618)
Commission advances	(12,330)	-
Prepaid expenses	991	-
Increase (decrease) in liabilities:		
Accounts payable	6,402	803
Accrued liabilities	23,632	12,314
Net cash used in operating activities	(137,638)	(58,935)
Cash flows from investing activities:		
Purchase of property and equipment	-	(566)
Net cash used in investing activities	-	(566)
Cash flows from financing activities:		
Sale of preferred stock	118,960	-
Net cash provided by financing activities	118,960	-
Net decrease in cash	(18,678)	(59,501)
Cash, beginning of the period	28,189	87,690
Cash, end of the period	$ 9,511	$ 28,189

PEYTON, CHANDLER & SULLIVAN, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. ORGANIZATION

Peyton, Chandler & Sullivan, Inc. (the Company), is a registered broker/dealer effective as of November 5, 2001, and all securities transactions for the accounts of its customers are cleared by another broker/dealer on a fully disclosed basis. The Company is licensed to engage in the following types of business: broker or dealer retailing corporate equities, broker or dealer retailing corporate debt securities, underwriting or selling group participant, mutual fund retailer, U.S. government securities dealer, broker or dealer selling variable life insurance or annuities and private placement of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived and intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment losses were recorded in 2002 and 2001.

Property and Equipment

Depreciation is computed using the straight-line method over the estimated useful lives; property and equipment are depreciated over 5 and 7 years. Depreciation expense for the year ended December 31, 2002 is $17,233 and $2,833 for the period from November 1, 2001 through December 31, 2001.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the date of enactment.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

3. SECURITIES OWNED

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in other income.

	For the year ended December 31, 2002		
	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Trading securities:			
Marketable equity securities	$ -	$ 922	$ 157

	For the period from November 1, 2001 through December 31, 2001		
	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Trading securities:			
Marketable equity securities	$ 247	$ -	$ 1,079

PEYTON, CHANDLER & SULLIVAN, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2002	2001
Office furniture and equipment	$ 120,269	$ 120,269
Less: accumulated depreciation	(31,249)	(14,016)
	$ 89,020	$ 106,253

5. PREFERRED STOCK

Convertible Series A Preferred Stock

The Company issued 88,144 shares of Convertible Series A Preferred Stock, no par value, at an issue price of $3.50 per share during the year ended December 31, 2001. The Company realized proceeds from the issuance of $308,500 net of issuing costs.

The features of the Convertible Series A Preferred Stock include a) a liquidation preference equal to the original purchase price, b) a right to convert the shares to Common Stock at a conversion rate of the original purchase price divided by the conversion price, c) automatic conversion into common stock upon the earlier of, a public offering of common stock of not less than $10,000,000, the merger or consolidation of the Company with any other corporation for aggregate consideration of more than $10.00 per share of common stock, or an election by the holders of at least two-thirds of the then outstanding shares of Convertible Series A Preferred d) antidilutive provisions, e) voting rights equal to the number of shares of Common Stock issuable if the shares were converted, f) dividends payable at 8% per share when and if declared by the Company's Board of Directors, g) registration rights, h) redemption rights at the option of the stockholders and the Company.

Convertible Series B Preferred Stock

The Company issued 80,000 shares of Convertible Series B Preferred Stock, no par value, at an issue price of $1.50 per share during the year ended December 31, 2002. The Company realized proceeds from the issuance of $118,690 net of issuing costs.

5. **PREFERRED STOCK** (Continued)

Convertible Series B Preferred Stock (Continued)

The features of the Convertible Series B Preferred Stock include a) a liquidation preference equal to the original purchase price, b) a right to convert the shares to Common Stock at a conversion rate of the original purchase price divided by the conversion price, c) automatic conversion into common stock upon the earlier of, a public offering of common stock of not less than $10,000,000, the merger or consolidation of the Company with any other corporation for aggregate consideration of more than $10.00 per share of common stock, or an election by the holders of at least two-thirds of the then outstanding shares of Convertible Series B Preferred d) antidilutive provisions, e) voting rights equal to the number of shares of Common Stock issuable if the shares were converted, f) dividends payable at a variable rate of 10% of the profits of the market making desk with the institutional desk and a minimum of 8% per share when and if declared by the Company's Board of Directors, g) registration rights h) redemption rights at the option of the Company.

6. **INCOME TAXES**

The components of the provision for income taxes are as follows for the ended December 31:

	2002	2001
Current tax expense:		
Federal	$ -	$ -
State	-	-
	-	-
Deferred tax expense:		
Federal	-	-
State	-	-
	$ -	$ -

6. INCOME TAXES (Continued)

The reconciliation of the effective income tax rate to the Federal statutory rate for the years ended December 31, are as follows:

	2002	2001
Federal income tax rate	(39.8)%	(39.8)%
Effect of valuation allowance	39.8 %	39.8 %
Effective income tax rate	0.0 %	0.0 %

At December 31, 2002, the Company had net carry-forward losses of approximately $654,000. Federal net operating loss carry-forwards expire in 2021 through 2022. California net operating loss carry-forwards expire in 2013 through 2014.

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, are as follows:

	2002	2001
Deferred tax assets:		
Loss carry-forwards	$ 259,000	$ 166,000
Less: valuation allowance	(259,000)	(166,000)
Net deferred tax assets	$ -	$ -

Because of the current uncertainty of realizing the benefit of the tax carry-forwards, a valuation allowance equal to the tax benefit for deferred taxes has been established. The full realization of the tax benefit associated with the carry-forwards depends predominantly upon the Company's ability to generate taxable income during the carry-forward period.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

7. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Leases

The Company leased office facilities under a non-cancelable operating lease through June 2002. The space continues to be rented on a month-to-month basis at $1,600 per month. Rent expense totaled $17,600 for the year ended December 31, 2002 and $3,200 for the period from November 1, 2001 through December 31, 2001.

8. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $8,147, which was $3,147 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 6.25 to 1. At December 31, 2001, the Company had net capital of $57,619, which was $52,619 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .36 to 1.

10. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

11. RELATED PARTY TRANSACTION

The Company assigned an accounts receivable in the amount of $5,500 to an employee in lieu of accrued wages as of December 31, 2002.

SUPPLEMENTAL SCHEDULES

PEYTON, CHANDLER & SULLIVAN, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Net capital:		
Total stockholders' equity from statement of financial condition		$ 128,962
Deductions:		
Non-allowable assets:		
Commission advances	$ 12,330	
Prepaid expenses	2,209	
Rental deposit	1,600	
Property and equipment	89,020	
Accounts receivable	15,656	120,815
Tentative net capital		8,147
Haircuts		-
Net capital		$ 8,147
Total aggregate indebtedness		$ 50,934
Minimum net capital required		$ 5,000
Excess net capital		$ 3,147
Ratio of aggregate indebtedness to net capital		6.25 to 1
Reconciliation with Company's computation (included in Part II-A of form X-17A-5 as of December 31, 2002):		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ 13,145
Audit adjustment for non-allowable unsecured receivable		(10,655)
Audit adjustment to accrued liabilities		5,500
Audit adjustment for marketable securities		157
Net capital per above		$ 8,147

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net capital:		
Total stockholders' equity from statement of financial condition		$ 173,452
Deductions:		
Non-allowable assets:		
Receivable from clearing broker	$ 4,618	
Prepaid expenses	3,200	
Rental deposit	1,600	
Property and equipment	106,253	115,671
Tentative net capital		57,781
Haircuts		
Marketable securities		(162)
Net capital		$ 57,619
Total aggregate indebtedness		$ 20,900
Minimum net capital required		$ 5,000
Excess net capital		$ 52,619
Ratio of aggregate indebtedness to net capital		0.36 to 1
Reconciliation with Company's computation (included in Part II-A of form X-17A-5 as of December 31, 2001):		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ 71,482
Audit adjustment for non-allowable unsecured receivable		(4,618)
Audit adjustments to accrued liabilities		(9,245)
Net capital per above		$ 57,619

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002 AND 2001

Not applicable.

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Not applicable.

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND
FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Not applicable.

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Peyton, Chandler & Sullivan, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Peyton, Chandler & Sullivan, Inc. (the Company) , for the year ended December 31, 2002 and the period from November 1, 2001 through December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
June 6, 2003